TRUMID FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

TRUMID FINANCIAL, LLC

Index

Report of Independent Registered Public Accounting Firm   1

Financial Statement

   Statement of Financial Condition   2

   Notes to Financial Statement   3 – 6



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Trumid Holdings, LLC and the Member of Trumid Financial, LLC.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trumid Financial, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2026

We have served as the Company's auditor since 2017.

TRUMID FINANCIAL, LLC

Statement of Financial Condition

December 31, 2025 (in thousands)

Assets		
Current Assets		
Cash	$	17,811
Accounts Receivable, net of allowance of $69		12,619
Prepaid Expenses and Other Current Assets, net		2,046
Total Current Assets		**32,476**
Noncurrent Assets		
Intangible Assets, net		572
Capitalized Software Development Costs, net		478
Goodwill		6,254
Total Noncurrent Assets		**7,304**
Total Assets		**39,780**
Liabilities and Member's Equity		
Liabilities		
Current Liabilities		
Accounts Payable, Accrued Expenses, and Other Current Liabilities		695
Total Current Liabilities		**695**
Commitments and Contingencies (Note 6)		
Member's Equity		
Member's Equity		39,085
Total Member's Equity		**39,085**
Total Liabilities and Member's Equity		**39,780**

The accompanying notes are an integral part of this financial statement

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Trumid Financial, LLC ("Trumid" or the "Company"), a Delaware limited liability company, was formed and granted its license as a broker dealer in 2014. The Company is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized to operate an electronic trading platform for USD-denominated corporate bonds and treasury securities. The Company is a wholly-owned subsidiary of Trumid Holdings, LLC (the "Parent"), which is in the business of increasing enterprise value through its subsidiaries.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash is maintained at two major global banks which at times may exceed Federal insurance limits. Given this concentration, the Company is exposed to certain credit risks in relation to its deposits at these banks.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires the Company to make estimates and assumptions that might affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Capitalized Software Development Costs

The Company capitalized certain costs associated with the third-party development and testing of significant solutions that allow for the connectivity of the Trumid platform to such third-party gateways. The amount was capitalized at completion of the formulation, design and testing work and will be amortized on a straight-line basis over three years starting once released into production. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Goodwill and Intangible Assets

The Company is required to assess Goodwill for impairment by comparing the estimated fair value with its carrying value on an annual basis (or more frequently when certain events or circumstances exist). Goodwill is an indefinite life asset and is not amortized. The Company has elected to use December 31 as its annual impairment test date. If the estimated fair value of a reporting unit exceeds its carrying amount, Goodwill is not considered impaired. If the estimated fair value is less than the carrying value, further analysis is necessary to determine the amount of the impairment, if any. The Company completed its

qualitative annual review of Goodwill as of December 31, 2025 and no indicators of impairment were identified.

At December 31, 2025, the Company had definite-life Intangible Assets of $572 comprised of client relationships resulting from an acquisition during a prior year. Intangible Assets with a definite life are amortized over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly or indirectly to the Company's future cash flows. These assets are reviewed for impairment on an interim basis when certain events or circumstances occur or exist.

Recently Issued Accounting Pronouncements

ASU 2025-05 — Credit Losses:

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, effective for the Company's annual reporting periods beginning January 1, 2026. ASU 2025-05 introduces a practical expedient for measuring expected credit losses that permits entities to assume that current conditions as of the balance sheet date do not change for the remaining life of current accounts receivable. The Company does not expect adoption of ASU 2025-05 to have a material impact on its Financial Statements.

2. Income Taxes

The Company is organized as a Delaware limited liability company and is treated as a disregarded entity for U.S. income tax purposes with no federal, state, or local tax liability. The Company's income or loss is included in the federal, state, and local income tax returns of the Parent.

3. Affiliate Transactions

The Company and its Parent have executed a written agreement whereby certain costs are allocated to the Company for occupancy and common operating costs, and cash settled pursuant to the agreement. There was no amount due to the Parent under this agreement as of December 31, 2025.

The Company and its Parent have executed a written agreement whereby certain costs are allocated to the Company for compensation and benefits and cash settled pursuant to the agreement. There was no amount due to the Parent under this agreement as of December 31, 2025.

The Company entered into an agreement with Trumid Technologies, LLC, an affiliate of the Company, for the maintenance, enhancement and support of the Trumid platform as well as help desk support, and amounts allocated under this agreement are cash settled pursuant to the agreement. There was no amount due to Trumid Technologies, LLC under this agreement as of December 31, 2025.

Separate from the cost allocation agreements previously mentioned, there was $50 due to Trumid Holdings, LLC, and $1 due to Trumid Technologies, LLC as of December 31, 2025 for routine operating expenses paid on behalf of the Company that were subsequently settled in the ordinary course of business.

4. Accounts Receivable and Credit Risk

The Company's revenue is collected through monthly invoicing to certain clients and its Intermediation Agent. Invoiced clients are financial institutions, including broker-dealers and investment advisors. The amount due from invoiced clients on December 31, 2025, totaled $10,436 and is included in Accounts Receivable on the Statement of Financial Condition. Trumid's Intermediation Agent, State Street Global Markets, LLC ("SSGM"), remits Trumid revenue collected on intermediated trades less its fee on a monthly basis. The amount due from SSGM on December 31, 2025, totaled $2,252 and is included in Accounts Receivable on the Statement of Financial Condition.

The Company is exposed to credit risk related to balances due from invoiced clients and has not historically incurred credit losses. The Company is also exposed to the risk that its Intermediation Agent will not perform its obligations, including managing all settlement risks. The Company's agreement with its Intermediation Agent provides that any losses resulting from an error by the trading platform might be an obligation of the Company. The Company has not experienced such matters in any material respect.

The Company maintains an allowance for credit losses for balances due from the Intermediation Agent and invoiced clients based on an estimate of potential credit losses in existing balances. The allowance is determined from a review of aging schedules, past due balances, historical collection experience, specific account data, and the financial condition of the Company's counterparties. As of December 31, 2025, the total allowance for credit losses was $69 and is reflected as a reduction of Accounts Receivable on the Statement of Financial Condition.

5. Business Segment and Geographic Information

Operating segments are defined as components of an entity for which separate discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company has identified its Co-Chief Executive Officers of the Parent as the Chief Operating Decision Maker (collectively, the "CODM").

The Company operates an electronic marketplace for the trading of products of various credit asset classes including USD-denominated corporate bonds and Treasury securities which are highly interrelated. Because of the highly integrated nature of the marketplace, the CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined it operates as a single business segment.

Geographic Information

Substantially all assets and operations are located in the U.S.

6. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that may contain a variety of representations and warranties which may provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may

Notes to Financial Statement (amounts in thousands)

be made against the Company that have not yet occurred. As of December 31, 2025, the Company expects the risk of loss, if any, to be remote.

7. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum Net Capital as defined, equal to $250. As of December 31, 2025, the Company had Net Capital of $17,116 which exceeded its minimum required Net Capital by $16,866.

The Company files an Exemption Report pursuant to SEC Rule 17a-5 relying on Footnote 74 because the Company has limited business activities and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers.

8. Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Statement of Financial Condition through February 27, 2026, which is the date the financial statement was available to be issued. There were no subsequent events that required adjustment to or disclosure in the financial statement.